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[LETTERHEAD OF MID-STATE BANCSHARES]                                NEWS RELEASE
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DATE:  August 3, 2001                            PHONE NUMBER: (805) 473-6848
CONTACT:  James G. Stathos                       NASDAQ SYMBOL: MDST
TITLE:  Executive Vice President                 WEB SITE: www.midstatebank.com
and Chief Financial Officer

                                                 Filed by Mid-State Bancshares
                                                 Pursuant to Rule 425 under the
                                                 Securities Act of 1933
                                                 Subject Company: Americorp
                                                 Securities Exchange Act
                                                 Filing No.: 000-23925


                       MID-STATE BANCSHARES AND AMERICORP
                  ANNOUNCE AN AMENDMENT TO AGREEMENT TO MERGE


ARROYO GRANDE, CALIFORNIA - Chairmen Carrol R. Pruett of Mid-State Bancshares (Mid-State) and Robert Lagomarsino of Americorp have announced today an amendment to the definitive agreement (the Amendment) to merge the two organizations and their respective subsidiaries Mid-State Bank & Trust, Arroyo Grande, California and American Commercial Bank, Ventura, California. In the transaction, American Commercial Bank will merge with and into Mid-State Bank & Trust and Americorp will merge with and into Mid-State.

This Amendment responds to the announcement by Americorp and American Commercial Bank that both core earnings in the second quarter and expectations for future core earnings are lower than originally budgeted. "Americorp's earnings were affected by the 275 basis point reductions in interest rates authorized by the Federal Reserve Bank, resulting in a corresponding reduction in net interest income," reflected Gerald J. Lukiewski, President. "The asset-sensitive nature of the bank resulted in an immediate decline in interest income, while the interest expense is declining more slowly, thereby reducing the core earnings expectations for the year." This situation was partly created by an aggressive time deposit campaign during the first quarter of 2000. Above market rates were offered to depositors for time deposits with maturities of thirteen to fifteen months. As these deposits mature, they will renew at lower current market rates. As they are repriced, the interest margin should increase, improving the core earnings of the bank moving forward.

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MID-STATE BANCSHARES                                                 PAGE 2 OF 3

"In light of these reduced earnings, the transaction as previously announced, would have resulted in a dilutive effect on Mid-State shareholders," commented Mr. Pruett. "To correct that situation, and to maintain the value to the Americorp shareholders, the Boards of both banks have agreed to amend the Agreement to provide for a maximum amount of Mid-State stock to be issued in the merger."

Under the Amendment, the maximum amount of Mid-State stock to be issued has been set at 70% with the balance of the consideration paid in cash to Americorp shareholders. The Agreement continues to require that a minimum of 60% of the total consideration be in Mid-State stock. The Agreement, as amended, provides for detailed election procedures for the shareholders of Americorp to obtain the necessary result. The merger is currently scheduled to close during September.

"By reducing the number of shares that Mid-State issues in the merger, the dilutive effect has been eliminated, thereby benefiting all shareholders. With this amendment, the transaction is projected to be accretive in 2002 as originally announced" explained James W. Lokey, President of Mid-State Bank & Trust. "Additionally, this transaction will assist Mid-State in its efforts to make the best use of its strong capital position, and improve the return on equity of the Bank. We are very pleased to be able to move forward with the transaction, which we continue to believe will be an important addition to Mid-State's market share in this key geographic area."

"The Board of Americorp is very pleased that we could reach this amendment of the Agreement with Mid-State and preserve what we continue to believe is a great deal for our shareholders," stated Mr. Lagomarsino. "The Americorp shareholders meeting will be scheduled for September."

This news release contains forward-looking statements about Mid-State Bancshares for which Mid-State Bancshares claims the protection of the safe harbor contained in the Private Securities Reform Act of 1995. Statements concerning the expected prospects for the effective date of the merger, future developments or events, and any other guidance on future periods, constitute forward-looking statements which are subject to a number of risks and uncertainties which might cause actual results to differ materially from stated expectations. These factors include, but are not limited to, regulatory reviews and approvals, competition in the financial services markets for deposits, loans, and other financial services, retention of business, the ability to realize various cost saving measures, and general economic conditions, including increases and/or decreases in interest rates. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Mid-State Bancshares's filings with the SEC.

This news release may be deemed to be solicitation material in respect to the proposed merger of Mid-State Bancshares ("MDST") with Americorp ("AICA.OB") pursuant to the Agreement to Merge and Plan of


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MID-STATE BANCSHARES                                                 PAGE 3 OF 3


Reorganization, dated as of April 9, 2001, by and between Mid-State Bancshares, Mid-State Bank, Americorp and American Commercial Bank as amended on May 24, 2001 and again on August 2, 2001 (collectively the "Agreement"). Filing of this news release is being made in connection with Rules 165 and 425 promulgated by the Securities and Exchange Commission ("SEC").

In connection with the proposed merger, Mid-State Bancshares has filed with the SEC a registration statement on SEC Form S-4 that has not yet been declared effective. The registration statement will contain a proxy statement/prospectus that will describe the proposed merger of Americorp with Mid-State Bancshares as well as the merger of Mid-State Bank with American Commercial Bank and the proposed terms and conditions of the mergers. Stockholders are encouraged to read the registration material and proxy statement/prospectus because these documents will contain important information about the mergers. A copy of the Agreement, as amended on August 2, 2001, will be filed in the near future with the SEC as an exhibit to Mid-State's Form 8-K, a separate filing from the Form S-4. The registration statement, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be available for free when filed, both on SEC's web site (www.sec.gov) or by contacting James G. Stathos, Executive Vice President at Mid-State Bank, P. O. Box 580, Arroyo Grande, California. Telephone requests should be directed to Mid-State Bank at (805) 473-6829.

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